Bluefire Renewables, Inc.

31 Musick

Irvine, CA92618

(949) 588-3767

January 6, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluefire Renewables, Inc.
Registration Statement on Form S-1
Originally Filed May 4, 2012
File No. 333-181169

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Bluefire Renewables, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on May 4, 2012 (the “S-1 Registration Statement”). The Company requests the withdrawal of the S-1 Registration Statement because the Company has decided not to proceed with the equity line of credit financing at this time. The S-1 Registration Statement has not been declared effective, and no common shares of the Company have been sold under the S-1 Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission (the “Commission”) in connection with the filing of the S-1 Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number (949) 588-3972, with a copy to the Company’s outside legal counsel, Joseph M. Lucosky, Esq., 101 Wood Avenue South, Iselin, NJ 08830, facsimile number (732) 395-4401.

If you have any questions with respect to this matter, please contact Joseph M. Lucosky, Esq. at (732) 395-4400.

Very truly yours,

BLUEFIRE RENEWABLES, INC

By:	/s/ Arnold R. Klann
Arnold R. Klann
Chief Executive Officer